FORM C-AR

ANNUAL REPORT 2025

Bright Saver, Inc.

Regulation Crowdfunding Annual Report for the fiscal year ended 31 December 2025

Filed pursuant to Rule 202 of Regulation Crowdfunding (17 CFR 227.202)

Issuer	Bright Saver, Inc.
CIK	0002071246
EIN	33-2359862
Fiscal year covered	1 January 2025 to 31 December 2025
Prior offering	Form C filed 3 June 2025, accession 0002071246-25-000001
Date of this report	August 18, 2026

This annual report is posted at https://www.brightsaver.org/ as required by Rule 202(a).

Forward-looking statements

This report contains forward-looking statements about Bright Saver, Inc. ("Bright Saver" or the "Company"), its business plan and its industry. Words such as "estimate", "project", "believe", "anticipate", "intend" and "expect" identify forward-looking statements. These statements reflect management's current views and are subject to risks and uncertainties that could cause actual results to differ materially. Except as required by law, the Company undertakes no obligation to update them.

A note on periods. This report covers the fiscal year ended 31 December 2025. It is being filed after that date, and the Company's products, suppliers and commercial model have changed substantially in the interval. Where an item of disclosure is required to be current (the description of the business, the number of employees, beneficial ownership), this report states

the current position and says so. Where an item relates to the year covered (the financial statements and the discussion of results), this report describes the business as it was during that year. Items 4 and 10 distinguish the two expressly.

Item 1. Name, legal status, address and website

Rule 201(a)

Name: Bright Saver, Inc.

Legal status: A nonprofit, non-stock corporation organised under the General Corporation Law of the State of Delaware. Incorporated 22 November 2024 under the name Bright Saver Energy Foundation; renamed Bright Saver, Inc. by Certificate of Amendment filed 23 January 2025. Registered in California as an out-of-state nonprofit corporation, filed 30 January 2025.

Tax status: Exempt from federal income tax under section 501(c)(3) of the Internal Revenue Code. The IRS determination letter has been received. *(The Form C filed 3 June 2025 described the application as pending.)*

Physical address: 2150 Livingston Street, Oakland, California 94606. *(The Form C stated 855 El Camino Real #13A, Palo Alto, California 94301, which is no longer current.)*

Website: https://www.brightsaver.org/

Item 2. Directors and officers

Rule 201(b)

Directors

Name	Elected	Instrument
Kevin Chou	22 November 2024	Consent of Incorporator, electing the initial director
Phillip Hyun	27 January 2025	Joint Consent of the Board of Directors and Members
Diane Tavenner	27 January 2025	Joint Consent of the Board of Directors and Members

The Joint Consent of 27 January 2025 set the number of directors at three.

Officers

Name	Office
Kevin Chou	President
Rupert Mayer	Treasurer and Secretary

Kevin Chou is a co-founder and serves as Executive Director. He is a technology entrepreneur, previously chief executive of Kabam and a co-founder and Executive Chairman of Gen.G, and serves on the UC Berkeley Foundation Board of Trustees.

Rupert Mayer is a co-founder and serves as Technical Director. He was previously Chief Financial Officer and Head of Strategy at YouSolar and founder and chief executive of IPfolio.

Diane Tavenner is chief executive of Futre.me and was previously founder and chief executive of Summit Public Schools and Chair of the Board of the Carnegie Foundation for the Advancement of Teaching.

Phillip Hyun is a co-founder and executive board member of PacificWest Energy Solutions, with approximately two decades of experience in the energy sector.

Advisors. The Company is advised by individuals who are not directors, including Nick Josefowitz, Daniel Gerber and Christopher Johnson. *(The Form C listed these individuals under the heading "Board Members". They are advisors, not directors.)*

Item 3. Beneficial owners of 20 percent or more

Rule 201(c)

The Company is a nonprofit, non-stock corporation with no equity securities outstanding. Accordingly no person is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

Governance rights are held through membership of the corporation rather than through equity. Article I, section 1.1 of the Bylaws adopted 11 December 2024 provides that the Company "shall have one or more Members, with such number to be determined by a majority vote of the Members from time to time" and that "the initial sole Member shall be Kevin Chou." Under Article I the Members elect the directors, may remove directors with or without cause, and may amend or repeal the Bylaws. On the face of the Bylaws, Kevin Chou is the sole Member and holds those rights. He is also President and a director.

Item 4. Description of the business and business plan

Rule 201(d)

4.1 Overview

Bright Saver is a nonprofit organisation whose charitable purpose is to expand access to clean energy for households excluded from conventional rooftop solar — renters, apartment and condominium residents, and owners without suitable roofs or the capital for a rooftop system. It pursues that purpose by making plug-in photovoltaic ("plug-in solar") equipment available to households, and by advocating for state legislation authorising plug-in solar.

4.2 The business during the fiscal year ended 31 December 2025

The products sold during the year covered by this report are not the products the Company sells today. Four lines were offered during 2025, and the two largest were on sale only in the final four months.

Line	**Sold**	**Configuration shipped**	**Price**
Zero Export 800	March–July 2025	Two Hyundai 405 W glass panels; two CraftStrom 350 W microinverters; CraftStrom smart power meter for zero export; CraftStrom mounts	$1,329 plus $349 delivery and installation, or $29 per month
Flex 200 / Flex 200 Double	July 2025	CraftStrom flexible panels with CraftStrom inverter	$399 / $699
Backyard Solar with Battery	September–December 2025	Two or four Zendure 410 W glass panels; APsystems 900 W microinverter; Zendure SolarFlow Hub 2000; one or two Zendure AB2000S 1.92 kWh batteries;	$2,399 / $3,898 plus $499 for optional delivery

Line	Sold	Configuration shipped	Price
		Zendure Smart Meter CT; Eco-Worthy mounts	
NEM Expansion	September–December 2025	Two, three or four Zendure 410 W glass panels; APsystems 900 W microinverter; Eco-Worthy mounts.	$1,499 / $1,948 / $2,348 plus $349 for optional delivery

Accessories like an add-on Zendure AB2000S battery ($849) and an add-on solar panel with mounts ($449) were sold to existing customers. The Company shipped 156 units in aggregate during 2025.

Backyard Solar with Battery and NEM Expansion were launched on 3 September 2025. Equipment was sold outright, other than the $29 monthly installment plan offered on Zero Export 800. Installation was performed by the customer, with a licensed electrician required only to install the CT energy monitor at the breaker panel and, where necessary, a dedicated circuit or GFCI receptacle; the Company offered a paid "delivery and two hours of installation support" service.

The Zero Export 800 line was discontinued during 2025 after fewer than twenty installations. CraftStrom offered to refund $9,600 for power meters and $640 for smart breakers, which the Company has written off due to continued non-payment; see Item 10.

4.3 The business as at the date of this report

The Company's current product is a plug-in solar kit comprising one or two Sungold SG-PA621-180W 180 W photovoltaic panels, a Hoymiles HMS-360-1WM-LV microinverter, an inverter cable, a Y connector on the two-panel configuration, stainless steel zip ties for mounting and a printed installation booklet. It is designed for customer self-installation and connects to a standard exterior GFCI-protected receptacle.

4.4 Commercial model

Until June 2026 the Company sold equipment at a margin. Realised gross margin on the lines sold in the final four months of 2025 was materially positive.

From July 2026 the Company sells equipment to members at its landed cost and funds organisational overhead from membership dues and philanthropic contributions rather than from product margin. An annual membership costs $29.

The word "member" is used in two unrelated senses, and this report distinguishes them.

- A **Bright Saver member** is a customer who pays the $29 annual membership fee in order to purchase equipment at cost. Members in this sense are customers. They have no vote, no right to elect or remove directors, no right to amend the Bylaws, no governance role of any kind, and they are not members of the corporation for the purposes of the Delaware General Corporation Law or the Company's Bylaws.
- A **Member of the corporation**, capitalised, is the statutory membership described in Item 3, which carries the right to elect and remove directors and to amend the Bylaws. On the face of the Bylaws that Member is Kevin Chou alone.

Paying the $29 membership fee does not make a customer a Member of the corporation and confers no governance rights.

Sales are made direct to consumers through the Company's website, which operates on the Wix platform, with customer relationship management in HubSpot.

4.5 Suppliers

During the fiscal year covered by this report the Company's principal suppliers were CraftStrom (panels, microinverters, smart power meters, mounts, and Hyundai panels supplied within the CraftStrom kits), Zendure (panels, hubs, batteries and meters), APsystems (microinverters), Eco-Worthy (mounting hardware) and Greentech Renewables (410 W panels purchased in December 2025).

As at the date of this report the principal suppliers of the financed product are PT Sungold Solar Power (panels and cables) and Hoymiles Power Electronics USA Inc. (microinverters). In the first half of 2026, the Company also purchased Resun panels from Greentech United US Holding Company, trading as US Solar Supplier. It also holds distribution or resale agreements with APsystems, EcoFlow, Anker/SOLIX and CraftStrom.

Panels are imported in forty-foot containers from Batam, Indonesia on delivered-duty-paid terms, with a deposit on order and the balance before shipment. Microinverters are purchased under a master supply agreement with payment in full before shipment.

4.6 Fulfillment

Order fulfillment and warehousing were performed from a leased facility in Richmond, California during the fiscal year covered by this report, moved to a leased facility in Oakland, California in

February 2026, and were outsourced to a third-party logistics provider, Commerce3PL, in August 2026.

4.7 Anticipated business plan

The Company's plan is to increase the number of households it reaches by shifting from larger, higher-priced systems requiring local delivery and installation support to small, lightweight kits that ship nationally by parcel carrier and are installed by the customer without an electrician. The 2025 lines were priced between $1,499 and $3,898, were delivered or picked up by customers regionally, and in some configurations required an electrician for at least one step. The current balcony kit is a fraction of that price, ships anywhere in the contiguous United States from a third-party logistics provider, and requires no electrician where an exterior GFCI receptacle already exists.

The plan depends on the Company's ability to finance inventory purchases ahead of customer receipts, to resolve the trade-remedy exposure described in Item 6, to obtain product certification recognised by state law, and to grow membership dues sufficiently to fund overhead and debt service.

Item 5. Number of employees

Rule 201(e)

As at 14 August 2026 the Company had **three employees** on payroll. It also engages independent contractors and volunteers.

Item 6. Material factors that make an investment speculative or risky

Rule 201(f)

An investment in the Company's debt notes involves substantial risk. The factors below are those management considers material as at the date of this report. They are not exhaustive.

Trade remedies, tariffs and country of origin

The Company imports panels from Indonesia, which is subject to pending antidumping and countervailing duty investigations. On 26 February 2026 the Department of Commerce published a preliminary affirmative countervailing duty determination covering crystalline silicon photovoltaic cells, whether or not assembled into modules, from Indonesia (case C-560-847), setting an "All Others" rate of 104.38 percent ad valorem and finding critical circumstances in part, with suspension of liquidation applying retroactively to entries made 90 days before

publication. On 28 April 2026 Commerce published a preliminary affirmative determination of sales at less than fair value in the companion antidumping investigation, setting an "All Others" rate of 35.17 percent. The Company's supplier is not individually examined in either proceeding, so the "All Others" rates would apply. Together those rates would require cash deposits of approximately 140 percent of entered value. Separately, and irrespective of the outcome of these proceedings, the Company's imports are subject to a reciprocal duty of 19 percent under HTSUS subheading 9903.02.27.

Management's position is that the panel the Company imports is excluded from the scope of these investigations. The scope excludes "off grid CSPV panels without a glass cover" having a total power output of 220 watts or less per panel, a maximum surface area of 16,000 cm² per panel, no built-in inverter, visible parallel grid collector metallic wire lines every one to four millimetres across each solar cell, and encasement in a laminated material without stitching. The panel the Company imports is rated at 180 watts, measures 1,170 by 865 millimetres for a surface area of approximately 10,120 cm², is a glassless laminated panel of the lightweight type marketed for recreational vehicle, marine and portable applications, and satisfies the grid collector and encasement criteria. It is imported as a bare panel; the microinverters used in the Company's kits are purchased separately from a different supplier in a different country and are not imported with the panels. Management's position is that the words "off grid" in the exclusion describe a class of panel defined by the physical characteristics that follow, rather than imposing a condition on the end use to which the panel is later put, and that scope is determined by the merchandise as imported.

That position has not been tested and is not free from doubt. The Company has not obtained a scope ruling from Commerce under 19 CFR 351.225, a ruling from U.S. Customs and Border Protection, or an opinion from a customs broker or trade counsel. Its supplier has stated in correspondence that the panel is outside the scope of the investigation, but that statement is unsupported by authority, and the supplier bears the duty under the delivered-duty-paid terms on which the Company purchases and therefore has an interest in the conclusion.

The scope is not final. Commerce stated in the April 2026 preliminary determination that it was not preliminarily modifying the scope language, so the exclusion the Company relies on remains in the scope as currently published. However, both determinations are preliminary, the final antidumping determination has been postponed with provisional measures extended, the final countervailing duty determination is aligned to it, and the exclusions may be modified before the investigations conclude.

If the exclusion is unavailable, the principal risk to the Company is to the continuity of its inventory supply rather than to its balance sheet. The Company purchases on delivered-duty-paid terms under which the supplier is responsible for customs clearance and for any duties assessed, and the Company is not the importer of record for its shipments. The Company therefore does not expect to be directly liable for antidumping or countervailing duties on these imports. The exposure is operational. If duties are assessed, entries may be

suspended or held pending payment of cash deposits, delaying delivery of inventory for which the Company has already taken customer orders. The supplier may decline or be unable to pay duties at these rates, in which case shipments may be delayed for an extended period or abandoned. The supplier may seek to repudiate or reprice its delivered-duty-paid terms, may cease trading with the Company, or may become insolvent under a duty burden of this magnitude. Because substantially all panels for the Company's current product are purchased from that supplier and the Company has no qualified alternative panel supplier, any of those outcomes would interrupt fulfillment. The Company pays a deposit on order and the balance before shipment, so amounts paid for goods not yet delivered would be at risk if the supplier failed.

The notes are repaid by a single balloon payment. The notes bear interest at 12.75 percent per annum payable quarterly, with the entire principal of $124,000 due on 1 October 2027. The Company must generate sufficient cash to retire the principal in full on that date or refinance it. No sinking fund or reserve has been established.

The Company now sells equipment at or near cost, so overhead and debt service depend on membership dues and contributions. This is a change from the position during the year covered by this report, when equipment was sold at a margin. Since July 2026 interest, overhead and the eventual principal repayment are funded from membership dues and philanthropic contributions. The $29 annual membership launched on 13 July 2026 and has a short performance history. If membership revenue or contribution income falls short, the Company's ability to service and repay the notes would be impaired.

Contribution income is concentrated. A substantial majority of the Company's contribution income in the year covered by this report was received through a small number of grantors and intermediaries. The loss of one or more of them would have a material effect.

Products and certification

No complete-system certification exists for the Company's current plug-in solar kit. UL launched a plug-in photovoltaic certification programme, UL 3700, in 2026. The certification the Company relies on is a component-level Certificate of Compliance issued by CSA Group to Hoymiles Power Electronics Inc. covering five microinverter models, including the model the Company ships. It is not a certification of the complete kit, and its conditions of acceptability expressly defer evaluation of certain functions to complete-system certification. To management's knowledge no vendor in the category has obtained complete-system certification. The Company has not commissioned it.

The photovoltaic panel the Company ships is not covered by the panel certificate it holds. The UL 61730 certificate on file covers a different Sungold model series. Certification for the exact model shipped has not been obtained. The supplier has offered a Model Equivalence Declaration confirming that the shipped product is technically equivalent to the certified one.

Certain states condition lawful installation on complete-system certification. New York, Maine and Vermont require listing or certification by a nationally recognised testing laboratory as a complete plug-in photovoltaic system. Because no such certification exists, the Company treats those states as unavailable. Other states have enacted enabling legislation with their own wattage and notification requirements; in the remainder plug-in solar is neither expressly authorised nor prohibited. An adverse change in state law, or enforcement in a state where the position is unsettled, could reduce the Company's addressable market.

Utility interconnection requirements may apply. Customer-sited generation is generally subject to utility interconnection application requirements in states that have not enacted plug-in solar legislation, and at least one large utility has publicly stated that customers installing generating systems must apply for interconnection and receive permission to operate. Enforcement against plug-in solar customers could reduce demand.

The Company's written warranty is limited, and it has no documented procedures for complaints, product incidents, stop-sale or recall. The Company's online purchase terms provide a limited one-year warranty against defects in materials and workmanship; those terms contain no warranty-claim procedure and do not state the remedy available. Beyond that warranty, the Company relies on manufacturers' warranties and returns processes. The absence of documented escalation and recall procedures increases the risk that a product safety issue is handled inconsistently or slowly. See Item 13.

Product liability and recall cover are limited. The Company's general liability policy includes products and completed operations cover subject to a shared aggregate limit and to exclusions. It carries no standalone product recall or withdrawal cover, and recall costs are excluded under the general liability form.

Supply chain

Panels are effectively single-sourced. Substantially all panels for the current product are purchased from one manufacturer, and the Company has no qualified alternative panel supplier for that product. An interruption at that supplier would halt fulfillment.

Lead times have lengthened materially. Container shipments have been delayed relative to contractual and historical lead times, and total time from order to receipt has recently approached four months. The Company has been out of stock and has notified customers of delayed shipment.

Inventory insurance is materially below the value of inventory held. The Company's property policy schedules a stock limit substantially below the value of inventory it expects to hold, and it carries no marine cargo or transit cover for imported goods. A loss of inventory in storage or in transit would be largely uninsured.

The Company has changed its principal suppliers and products repeatedly since inception. Every product line sold during the year covered by this report has since been discontinued or superseded, and the principal suppliers of 2025 are not the principal suppliers today. Frequent transition carries execution, inventory and warranty risk.

The Company and its governance

Short operating history. The Company was incorporated in November 2024 and began commercial operations in 2025.

Dependence on a small number of individuals. Operations depend substantially on the Company's two co-founders. There are three employees on payroll. The Company holds no key person insurance.

Control is concentrated. On the face of the Bylaws the sole Member of the corporation elects and may remove all directors and may amend the Bylaws, and that Member is also President and a director. See Item 3.

The board is below the size the Bylaws require. The Bylaws require the number of directors to be increased to at least five within twelve months of adoption and to be no fewer than five thereafter. The Company has three directors.

The Company has previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding. See Item 12.

The securities

No public market and restricted transfer. There is no public market for the notes; transfers are restricted by law and subject to the Company's approval. Investors should expect to hold to maturity.

Limited upside. The notes are fixed-income securities. Return is capped at the stated rate with no participation in the Company's growth.

No investor control. Holders have no voting rights and no role in management or operations.

Prepayment. The Company may repay early without penalty, which may reduce expected interest income.

Nonprofit funding model. The Company's eligibility for grants and incentives may be affected by regulatory or policy change, and future contribution income is not assured.

Item 7. Ownership and capital structure

Rule 201(m)

The Company is a nonprofit, non-stock Delaware corporation. It has **no equity securities of any class authorised, issued or outstanding**, no shareholders, and no securities convertible into or exercisable for equity. Governance rights are held through statutory membership as described in Item 3, and not by holders of the notes.

The only securities issued in reliance on section 4(a)(6) of the Securities Act are the debt notes below.

Security	Debt note
Aggregate principal outstanding	$124,000
Number of holders	Approximately 100
Interest rate	12.75% per annum, simple, accrued daily
Interest payments	Quarterly, interest only, due 1 January, 1 April, 1 July and 1 October
Maturity	1 October 2027, when the entire principal falls due
Voting rights	None
Transfer	Restricted by law and subject to issuer approval
Prepayment	Permitted without penalty

The notes carry no conversion rights, no participation in surplus and no right to appoint directors. Holders' rights are those set out in the note and the offering materials filed with the Form C, including the security described in Item 8.

Item 8. Material terms of indebtedness

Rule 201(p)

Regulation Crowdfunding debt notes

Creditor	Approximately 100 holders, through Climatize Earth Securities LLC as funding portal
Principal outstanding	$124,000
Interest rate	12.75% per annum, simple, accrued daily
Funding date	30 June 2025
Payment terms	Quarterly interest only; entire principal at maturity
Maturity	1 October 2027
Security	Described in the Form C as a first-priority lien on project assets, including equipment purchased with loan proceeds and equipment held for sale, project receivables, rights to incentive payments, cash in project-specific accounts and binding customer contracts
Other terms	Payment waterfall through a payment reserve account; cash trap and acceleration remedies on default; acceleration on change of control

Net proceeds of $114,685 were received on 15 July 2025, $9,315 having been retained at closing. Four quarterly interest payments have been made as of August 14, 2026.

Related-party promissory notes

Two unsecured promissory notes were outstanding at 31 December 2025, both made in favour of Kevin Chou and Connie Chen:

Principal	**Date of note**	**Stated maturity**	**Interest**
$150,000	3 January 2025 (signed 8 January 2025)	31 December 2035	None except on default, then 8% per annum

Principal	Date of note	Stated maturity	Interest
$100,000	30 April 2025	30 April 2035	None except on default, then 8% per annum

Both were repaid in full in a single payment of $250,000 on 28 January 2026, well before maturity. Governing law is California. Neither note contains a transfer restriction. See Item 11.

Other obligations

The Company holds a Mercury credit card account with an outstanding balance of approximately $6,400 as at the date of this report. It has no capitalised leases, no merchant cash advance, no factoring arrangement, no line of credit, and has given no guarantees.

Item 9. Exempt offerings within the past three years

Rule 201(q)

Date	Security	Amount	Exemption relied on	Use of proceeds
Offering statement filed 3 June 2025; funded 30 June 2025	Debt note, 12.75%, maturing 1 October 2027	$124,000	Section 4(a)(6) of the Securities Act / Regulation Crowdfunding	Working capital to support inventory procurement and customer installations

The Company also received unsecured, non-interest-bearing advances from a director and his spouse in January and April 2025, repaid in full in January 2026. These are described at Items 8 and 11. The Company does not treat them as offerings of securities.

Charitable contributions and grants are not securities offerings and are not included.

Item 10. Financial condition

Rule 201(s)

This discussion should be read with the reviewed financial statements attached as the Appendix, which govern in the event of any inconsistency.

Results for the fiscal year ended 31 December 2025

	FY2025
Total income	$852,620
Cost of sales	$196,128
Gross surplus	$656,492
Total operating expenses	$405,704
Change in net assets	$250,788

Income comprised charitable contributions, product sales, delivery charges and other income, net of discounts. Contributions were the larger component. Operating expenses were principally professional fees, wages, charitable contributions made by the Company, a bad debt charge and interest.

Product revenue and the products that generated it. The Company shipped 156 units across four product lines during the year, as described in Item 4.2. The two lines launched on 3 September 2025 — Backyard Solar with Battery and NEM Expansion — accounted for the substantial majority of units, and equipment was sold at a positive gross margin throughout the year. This differs from the Company's current commercial model, under which equipment is sold at or close to landed cost; readers should not apply current unit economics to the year covered by this report.

Bad debt charge. The bad debt charge for the year is the write-off of amounts due from CraftStrom following the discontinuation of the Zero Export 800 line, being $9,600 for power meters and $640 for smart breakers.

Unfulfilled orders at year end. Fifteen customer orders, with an aggregate value of $38,615.77 net of sales tax, had been paid for but not shipped at 31 December 2025. Those amounts were not recognised as product revenue for the year. They are carried at 31 December 2025 as a current liability, "Unfulfilled Orders and Deposits," of $38,615.77, forming part of current liabilities of $84,202 at that date, and were recognised as revenue upon shipment in 2026. All fifteen orders were fulfilled between 5 January and 22 February 2026, fourteen of them during January. The Company's accountant tested revenue cut-off for these orders against the order records maintained on the Company's e-commerce platform.

The fiscal year ended 31 December 2024 was a stub period from incorporation on 22 November 2024, in which the Company's only transaction was the receipt of $100 from a founder.

Financial position at 31 December 2025

	At 31 December 2025
Cash	$571,899
Total assets	$699,775
Current liabilities	$84,202
Non-current liabilities	$364,685
Total liabilities	$448,887
Net assets	$250,888

Non-current liabilities comprised the Regulation Crowdfunding notes and the two related-party promissory notes described in Item 8.

Liquidity and capital resources

Liquidity derives from charitable contributions, membership dues, product receipts and the proceeds of the 2025 note offering. The Company held cash of $571,899 at 31 December 2025.

The Company's working capital cycle requires it to pay suppliers substantially in advance of customer receipts: panels are purchased with a deposit on order and the balance before shipment, microinverters are paid in full before shipment, and equipment is now sold at or close to cost. Working capital is therefore required to hold inventory through the procurement and shipping cycle, and lengthening lead times increase that requirement.

Interest on the notes is approximately $15,900 per annum. The principal of $124,000 falls due on 1 October 2027 and no reserve has been established against it. Management expects to fund it from operating cash flow, contributions or refinancing, none of which is assured.

Events after the reporting date

- The two related-party promissory notes totalling $250,000 were repaid in full on 28 January 2026.
- All four product lines sold during the year covered by this report have been discontinued or superseded. The current balcony kit was introduced in May 2026.
- An annual membership priced at $29 was launched on 2 July 2026, and equipment is now sold to members at or close to landed cost.
- Fulfilment and warehousing were outsourced to a third-party logistics provider in 2026, and the Company relocated its offices to Oakland, California.

- On 26 February 2026 the Department of Commerce published the preliminary countervailing duty determination described in Item 6, which is relevant to panels the Company imports from Indonesia.
- Container shipments of panels have been delayed; the Company has been out of stock and has notified affected customers.

Interim results for the period from 1 January 2026 to 14 August 2026

The figures below are management-prepared and unaudited. They are not covered by the accountant's review report, which addresses only the fiscal year ended 31 December 2025.

1 January to 14 August 2026

Total income	$1,108,999
Cost of sales	$233,982
Gross surplus	$875,017
Total operating expenses	$678,805
Change in net assets	$196,213

At 14 August 2026

Cash	$640,250
Total assets	$876,652
Current liabilities	$314,866
Non-current liabilities	$114,685
Total liabilities	$429,551
Net assets	$447,101

Income for the period comprised charitable contributions of $642,234, product revenue of $460,487, membership income of $29,948, delivery revenue of $5,486 and other revenue of $2,749, less discounts of $30,872. The membership programme launched on 2 July 2026 and accounts for the whole of the membership balance. Non-current liabilities comprise the Regulation Crowdfunding notes only, the related-party notes having been repaid in January 2026. Net assets at 14 August 2026 represent net assets of $250,888 at 31 December 2025 plus the change in net assets for the period. The principal component of current liabilities of $314,866 is $285,838.85 in deferred revenue from prepaid preorders.

Item 11. Related-party transactions

Rule 201(r)

The following transactions occurred since the beginning of the fiscal year covered by this report in which a director, officer, holder of 20 percent or more of voting power, a promoter, or an immediate family member of any of them, had or has a direct or indirect material interest.

Kevin Chou (director, President, Member) and Connie Chen (spouse of Kevin Chou). Two unsecured promissory notes, $150,000 dated 3 January 2025 and $100,000 dated 30 April 2025, non-interest-bearing except on default, repaid in full in a single payment of $250,000 on 28 January 2026.

Kevin Chou. Holds a $10 note in the Company's 2025 Regulation Crowdfunding offering on the same terms as all other holders, receiving quarterly interest of $0.32.

Rupert Mayer (Treasurer and Secretary). Steamer Lane Ventures LLC, a single-member limited liability company of which Rupert Mayer is the sole member, billed the Company $35,000 in the fiscal year ended 31 December 2025 for consulting services.

Rupert Mayer. Mileage reimbursement of $1,759.80 was included in reimbursements payable at 31 December 2025.

Phillip Hyun (director). Made charitable contributions to the Company during the period.

Item 12. Prior compliance with ongoing reporting requirements

Rule 201(x)

The Company has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

This annual report, for the fiscal year ended 31 December 2025, was required to be filed with the Commission and posted on the Company's website no later than 30 April 2026, being 120 days after the end of the fiscal year covered. It was not filed by that date. It is being filed on August 18, 2026.

The Company had not previously been required to file an annual report under Rule 202; this is its first. The failure was inadvertent. Following the 2025 offering the Company did not establish a compliance calendar for its ongoing Regulation Crowdfunding obligations, and management did not identify the annual report requirement until August 2026. No other Regulation Crowdfunding filing obligation is known to be outstanding. The Company adopted a compliance calendar in August 2026.

Item 13. Warranty, returns and product procedures

The Company's online purchase terms provide, verbatim:

> "Bright Saver provides a limited one-year warranty covering defects in materials and workmanship under normal use. This warranty does not cover damage resulting from misuse, accidents, weather events, or unauthorized modifications."

The same terms provide a thirty-day returns policy for unused equipment in original packaging and resalable condition, with the customer responsible for return shipping and any refund net of shipping charges and applicable restocking fees.

The Company also passes through manufacturers' warranties, which are longer than its own.

The warranty clause states no claim procedure and no remedy. The Company has no written complaint, incident-escalation, stop-sale or recall procedure.

Appendix — Financial statements

The financial statements of Bright Saver, Inc. for the fiscal year ended 31 December 2025, with comparatives for the period from incorporation on 22 November 2024 to 31 December 2024, reviewed by Shazaib Abbasi, CPA, an independent public accountant, together with the accountant's review report and the notes to the financial statements, are attached.

Because financial statements reviewed by an independent public accountant are available for the period covered by this report, those statements are provided in accordance with Rule 202(a) and no certification by the principal executive officer is required.

Signature

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this Form C-AR to be signed on its behalf by the duly authorised undersigned.

Bright Saver, Inc.

By: Kevin Chou

Name: Kevin Chou

Title: President

By: Rupert Mayer

Name: Rupert Mayer

Title: Treasurer

By: Diane Tavenner

Name: Diane Tavenner

Title: Director

By: Phillip Hyun

Name: Phillip Hyun

Title: Director

Audit trail

Details

FILE NAME	Bright Saver Form C-AR Annual Report FY2025
STATUS	Signed
STATUS TIMESTAMP	2026/08/18 02:25:14 UTC

Activity

SENT	rupert@brightsaver.org **sent** a signature request to: • Rupert Mayer (rupert@brightsaver.org) • Diane Tavenner (diane@futre.me) • Phillip Hyun (phillip@nexadsystems.com) • Kevin Chou (kevin@brightsaver.org)	2026/08/17 22:46:05 UTC
SIGNED	**Signed** by Kevin Chou (kevin@brightsaver.org)	2026/08/18 02:25:14 UTC
SIGNED	**Signed** by Rupert Mayer (rupert@brightsaver.org)	2026/08/17 22:47:40 UTC
SIGNED	**Signed** by Phillip Hyun (phillip@nexadsystems.com)	2026/08/18 00:24:24 UTC
SIGNED	**Signed** by Diane Tavenner (diane@futre.me)	2026/08/18 00:22:34 UTC
COMPLETED	This document has been signed by all signers and is **complete**	2026/08/18 02:25:14 UTC

The email address indicated above for each signer may be associated with a Google account, and may either be the primary email address or secondary email address associated with that account.

Bright Saver Inc.
Financial Statements
Years Ended December 31, 2025 and 2024

Bright Saver Inc.
Index
December 31, 2025 and 2024

Page(s)

SHAZAIB ABBASI, CPA
CERTIFIED PUBLIC ACCOUNTANT
101 Bar Harbour Rd, Schaumburg, IL, 60193 – 773-230-0099

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Management of
Bright Saver, Inc.
Oakland, California

I have reviewed the accompanying financial statements of Bright Saver, Inc. (a Delaware nonprofit corporation), which comprise the statements of financial position as of December 31, 2025 and 2024, and the related statements of activities and cash flows for the year ended December 31, 2025 and for the period from November 22, 2024 (inception) to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Bright Saver, Inc. and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my reviews.

Accountant's Conclusion
Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Shazaib Abbasi

Shazaib Abbasi, CPA
Illinois# 065.059267
August 13, 2026

Bright Saver Inc.
Statement of Financial Position
As at December 31, 2025 and 2024

	2025	2024
ASSETS		
Current assets		
Cash	571,899	100
Receivable from payment processors	8,859	-
Other receivables, net of allowance for credit losses of $10,240 (Note 6)	-	-
Inventory	117,311	-
Total current assets	**698,069**	**100**
Security deposits	1,706	-
Total assets	**699,775**	**100**
LIABILITIES AND NET ASSETS		
Current liabilities		
Credit card payable	9,382	-
Accrued expenses and reimbursements payable	19,340	-
Sales tax payable	16,864	-
Contract liabilities - unfulfilled orders and deposits	38,616	-
Total current liabilities	**84,202**	**-**
Notes payable, net (Note 8)	364,685	-
Total liabilities	**448,887**	**-**
Net assets without donor restrictions	250,888	100
Total liabilities and net assets	**699,775**	**100**

The accompanying notes are an integral part of the financial statements.

Bright Saver Inc.
Statement of Activities
Year Ended December 31, 2025 and 2024

	2025	Nov 22 - Dec 31, 2024
Revenues and support:		
Contributions and grants	506,375	100
Product and delivery revenue, net of discounts	345,638	-
Other income	608	-
Total revenues and support	**852,621**	**100**
Expenses:		
Cost of products sold	196,128	-
Personnel	97,043	-
Professional fees	198,994	-
Grants to other organizations	25,000	-
Occupancy	9,723	-
Interest	7,981	-
Credit Losses (Note 6)	10,240	-
Other operating expenses	56,724	-
Total expenses (Note 11)	**601,833**	**-**
Change in net assets	**250,788**	**100**
Net assets at beginning of period	100	-
Net assets at end of period	**250,888**	**100**

The accompanying notes are an integral part of the financial statements.

Bright Saver Inc.
Statements of Cash Flows
Years Ended December 31, 2025 and 2024

	2025	Nov 22 - Dec 31, 2024
Cash flows from operating activities:		
Change in net assets	250,788	100
Adjustments of non cash items:		
Credit Losses (Note 6)	10,240	
Changes in operating assets and liabilities:		
Receivable from payment processors	(8,859)	-
Other receivables	(10,240)	-
Inventory	(117,311)	-
Security deposits	(1,706)	-
Credit card payable	9,382	-
Accrued expenses and reimbursements payable	19,340	-
Sales tax payable	16,864	-
Contract liabilities - unfulfilled orders and deposits	38,616	-
Net cash provided by operating activities	**207,114**	**100**
Cash flows from financing activities:		
Proceeds from notes payable to related parties	250,000	-
Proceeds from Regulation Crowdfunding notes, net of issuance costs of $9,315	114,685	-
Net cash provided by financing activities	**364,685**	**-**
Net increase in cash	**571,799**	**100**
Cash at beginning of period	100	-
Cash at end of period	**571,899**	**100**
Supplemental disclosure: cash paid for interest	7,981	-

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Bright Saver, Inc. (the "Organization") is a nonstock, nonprofit corporation incorporated in the State of Delaware on November 22, 2024 and is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code. The Organization's mission is to accelerate the adoption of plug-in ("balcony") solar in the United States. It pursues this mission by advocating for changes to state legislation to permit plug-in solar, by public education, and by supplying plug-in solar kits and related equipment to households, including, from 2026, at-cost pricing under an annual membership program (Note 13). The Organization operates from a leased warehouse in Richmond, California, and sells principally to consumers in California through its online storefront. Operations are funded by contributions and grants, program-related product sales, and borrowings.

The Organization was incorporated in late 2024 and its only activity during the period from incorporation through December 31, 2024 was the receipt of a $100 founder contribution. Substantially all activity presented in these financial statements occurred during the year ended December 31, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") applicable to not-for-profit entities, principally FASB ASC 958, Not-for-Profit Entities. Net assets and revenues are classified based on the existence or absence of donor-imposed restrictions as net assets without donor restrictions and net assets with donor restrictions. At December 31, 2025 and 2024, all net assets were without donor restrictions.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash consists of demand deposits held through Mercury, a financial technology company. Deposits are held by Choice Financial Group and Column N.A., Members FDIC, and are swept across Choice Financial Group's network program banks. The Organization considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

Receivables and allowance for credit losses

Sales settle through the Wix and HubSpot platforms and are remitted to the operating bank account net of processing fees. Amounts collected by the processors but not yet remitted at the reporting date are carried as a receivable from payment processors and amounted to $8,859 at December 31, 2025. Other receivables are carried at the amount management expects to collect, net of an allowance for credit losses established for amounts whose collection is doubtful (Note 6).

Inventory

Inventory consists of solar kits, batteries and related equipment held for sale and is stated at the lower of cost or net realizable value, with cost determined on the first-in, first-out (FIFO) basis. A physical count was taken at the year end.

Revenue recognition

Contributions and grants. Contributions, including grants that are in substance contributions, are recognized when received or when an unconditional promise to give is made, in accordance with ASC 958-605. Conditional contributions are recognized when the conditions on which they depend are substantially met. Contributions are reported as with or without donor restrictions depending on the existence of donor-imposed restrictions. Substantially all contribution revenue for 2025 was received in the form of grants directed to the Organization through Fast Forward, a fiscal sponsor and accelerator for technology nonprofits, and was without donor restrictions. Contribution and grant income for the year ended December 31, 2025 was $506,375 (2024: $100).

Product and delivery revenue. Revenue from the sale of solar equipment and related delivery and installation-support services is recognized in accordance with ASC 606 when control of the goods transfers to the customer, which occurs upon fulfilment (warehouse pick-up or delivery). Customers pay in full at the point of order; amounts received for orders not yet fulfilled at the reporting date are deferred as contract liabilities, presented as unfulfilled orders and deposits (Note 7). Customer discounts are recorded as a reduction of revenue. Product revenue, delivery revenue and discounts for the year ended December 31, 2025 were $349,533, $13,849 and $(17,745), respectively.

Cost of sales

Cost of sales comprises products purchased for resale, merchant processing fees, shipping and delivery costs, and direct contract labor, and totaled $196,128 for the year ended December 31, 2025.

Functional allocation of expenses

The costs of providing program and supporting services have been summarized on a functional basis in Note 11. Expenses that can be identified with a specific function are charged directly to that function. Costs common to multiple functions are allocated on bases determined by management, applied by the Organization’s outsourced accounting firm.

Advertising

Advertising and marketing costs are expensed as incurred and amounted to $6,261 for the year ended December 31, 2025.

Income taxes

The Organization is exempt from federal income tax under Section 501(c)(3) of the Internal Revenue Code and from California franchise tax, and files Form 990 federally and Form 199 in California. Management believes the Organization’s product sales activities are substantially related to its exempt purpose and that no material liability for unrelated business income tax exists. The Organization has evaluated its tax positions and does not believe it has any uncertain tax positions requiring recognition or disclosure. Sales and use tax collected on taxable product sales is remitted to the California Department of Tax and Fee

Administration and is excluded from revenue; the liability for tax collected but not yet remitted was $16,864 at December 31, 2025.

NOTE 3 – LIQUIDITY AND AVAILABILITY OF RESOURCES

The Organization's financial assets available within one year of December 31, 2025 for general expenditure comprise cash of $571,899 and receivable from payment processors of $8,859, totalling $580,758. None of these financial assets are subject to donor restrictions or other limitations on use. The Organization manages liquidity by maintaining its cash in demand deposit accounts and by structuring its borrowings with maturities in 2027 and 2035. As part of its liquidity management, the Organization monitors a rolling cash forecast against expected program, inventory and debt-service requirements.

NOTE 4 – CONCENTRATIONS

The Organization maintains its cash through Mercury, with deposits held at Choice Financial Group and Column N.A. and swept across a network of program banks to extend FDIC insurance coverage. Balances may at times exceed federally insured limits. The Organization has not experienced any losses on its deposits.

The Organization purchases inventory from a small number of equipment suppliers under distribution and resale agreements. Sales are predominantly direct-to-consumer and no single customer accounted for a significant portion of revenue. Contribution revenue is concentrated: four grants received through a single fiscal sponsor comprised approximately 99% of total contributions for 2025, and the largest single grant, of $250,000, represented approximately 49% of total contributions.

NOTE 5 – INVENTORY

Inventory at December 31, 2025 consisted of solar kits, batteries and related components held for resale of $117,311 (2024: $nil). No allowance for obsolete or slow-moving inventory was considered necessary at December 31, 2025.

NOTE 6 – OTHER RECEIVABLES AND CREDIT LOSSES

Other receivables at December 31, 2025 comprise a refund claim of $10,240 against a former equipment supplier for goods returned during 2025. The supplier confirmed the refund amount in writing in December 2025; however, the amount remained unpaid at the date these financial statements were available to be issued and management no longer expects to collect it. Accordingly, an allowance for credit losses of $10,240 has been recognized, reducing the carrying amount of the receivable to $nil, and a corresponding credit loss of $10,240 is included in expenses in the statement of activities. Any amount subsequently recovered will be recognized as income in the period of recovery.

NOTE 7 – CONTRACT LIABILITIES – UNFULFILLED ORDERS AND DEPOSITS

Contract liabilities represent payments received from customers for equipment orders that had not been fulfilled at the reporting date. The balance at December 31, 2025 was $38,616 (2024: $nil). Substantially all of the balance was recognized as revenue in January and February 2026 as the related orders were fulfilled.

NOTE 8 – NOTES PAYABLE

Notes payable at December 31, 2025 consisted of the following:

	2025	2024
Promissory notes payable to related parties, non-interest bearing (8% upon default), unsecured, due December 31, 2035 and April 30, 2035	$ 250,000	$ –
Regulation Crowdfunding notes (Climatize offering), interest at 12.75% per annum payable quarterly, unsecured, principal due at maturity on October 1, 2027	114,685	–
Total notes payable	**$ 364,685**	**$ –**

The related-party notes of $150,000 (dated January 2025) and $100,000 (dated April 2025) are payable to Kevin Chou, a director and the President of the Organization, and Connie Chen, his spouse. The notes bear no interest, are prepayable without penalty, and bear default interest at 8% per annum. The notes were repaid in full during 2026 (Note 13).

During 2025 the Organization completed a Regulation Crowdfunding offering of promissory notes through the Climatize funding portal with a face amount of $124,000. Net proceeds of $114,685 were received in July 2025 after offering costs of $9,315 retained at closing. The notes bear interest at 12.75% per annum, payable quarterly, with principal due at maturity in September 2027. Debt issuance costs are presented as a direct deduction from the carrying amount of the notes; amortization of these costs to interest expense from the closing date to December 31, 2025 was not recorded as the amount is immaterial.

Interest expense for the year ended December 31, 2025 totalled $7,981, all of which relates to the Regulation Crowdfunding notes. Aggregate principal maturities are $124,000 (face amount) in 2027 and $250,000 in 2035, before the effect of the 2026 repayment of the related-party notes described in Note 13.

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to the related-party notes described in Note 8, related party activity during the year ended December 31, 2025 comprised: compensation paid to Kevin Chou (President) and Rupert Mayer (Treasurer and Secretary) as employees; consulting fees of $35,000 paid to Steamer Lane Ventures, a single-member limited liability company of Rupert Mayer, for services rendered prior to his employment; donations received from Phillip Hyun, a director; and the $100 founder contribution received from Kevin Chou in December 2024. Accrued expenses and reimbursements payable at December 31, 2025 include $1,760 of expense reimbursements due to Rupert Mayer.

Because the related-party notes are non-interest bearing, the Organization receives the benefit of below-market financing from a related party. Management has concluded that the value of this benefit is not material to the financial statements and accordingly no inherent contribution has been recognized in respect of the interest-free element.

NOTE 10 – NET ASSETS

Net assets without donor restrictions were $250,888 at December 31, 2025 and $100 at December 31, 2024, and are available for the general operations of the Organization. There were no net assets with donor restrictions at either date, and no board-designated net assets.

NOTE 11 – FUNCTIONAL EXPENSES

The financial statements report certain categories of expenses that are attributable to more than one program or supporting function. Expenses directly identifiable with a function are charged to that function; costs benefiting more than one function, principally personnel, professional fees and general operating costs, are allocated among the functions on the basis of estimates of time and effort, consistent with the allocation prepared for the Organization's Form 990. Expenses by natural and functional classification for the year ended December 31, 2025 were:

	Program services	Management and general	Fundraising	Total
Cost of products sold	$ 196,128	$ –	$ –	$ 196,128
Personnel	78,943	3,105	14,995	97,043
Professional fees	154,420	21,372	23,202	198,994
Grants to other organizations	25,000	–	–	25,000
Occupancy	9,723	–	–	9,723
Interest	–	7,981	–	7,981
Credit losses	10,240	–	–	10,240
Other operating expenses	45,672	1,389	9,663	56,724
Total expenses	**$ 520,126**	**$ 33,847**	**$ 47,860**	**$ 601,833**

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Organization occupies warehouse space in Richmond, California under a license agreement entered into in August 2025 and rents storage space under a month-to-month arrangement. These arrangements are short-term in nature and, accordingly, no right-of-use assets or lease liabilities have been recognized under ASC 842. Rent expense for the year ended December 31, 2025 was $9,723. In 2026 the Organization entered into a lease for office premises in Oakland, California (Note 13).

NOTE 13 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 13, 2026, the date the financial statements were available to be issued. During 2026: (a) the related-party promissory notes of $250,000 were repaid in full; (b) the Organization entered into a lease for office premises at The Loom, Oakland, California; (c) the Organization executed new supplier and fulfilment agreements, including with Hoymiles, Commerce3PL and Anker SOLIX; (d) the Organization changed its mailing address and filed IRS Form 8822-B; and (e) in July 2026 the Organization launched its annual membership program, under which members pay dues of $29 per year and purchase equipment at cost. No other events requiring recognition or disclosure were identified.